

Mail Stop 3561

February 12, 2016

Mu Chun Lin
Chief Executive Officer
China Soar Information Technology, Inc.
12 Harcourt Road
Bank of America Tower, Suite 1308
Central, Hong Kong

> **Re: China Soar Information Technology, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2015**
> **Filed November 13, 2015**
> **File No. 0-55026**

Dear Mr. Mu Chun Lin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 8

1. Please revise your report on internal control over financial reporting to include management's assessment of the effectiveness of internal control over financial reporting as of July 31, 2015 rather than July 31, 2014. In addition, please identify the framework used by management to evaluate the effectiveness of the internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

Change in Internal Control, page 8

2. Please revise to describe any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely

to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Signatures, page 12

3. Any person who occupies more than one of positions specified in General Instruction (2)(a) is required to indicate each capacity in which he signs the report. As such, please revise the second signature block to identify that Mu Chun Lin signed the report in his capacities as director, principal executive officer, principal financial officer, and principal accounting officer. Refer to General Instruction D(2) to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products